UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         MONEYGRAM PAYMENT SYSTEMS, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   608910-10-5
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Bruce Berkowitz
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                  April 4, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP NO.       608910-10-5                      PAGE    2    OF     9    PAGES

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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     Joel M. Greenblatt
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         AF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       1,615,500
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    0
  Reporting          -----------------------------------------------------------
  Person With        10  Shared Dispositive Power    1,615,500
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       1,615,500
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        9.7%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP NO.       608910-10-5                       PAGE    3    OF     9    PAGES

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Daniel L. Nir
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       AF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2
   (d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       1,615,500
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    0
  Reporting          -----------------------------------------------------------
  Person With        10  Shared Dispositive Power    1,615,500
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       1,615,500
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        9.7%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





CUSIP NO. 608910-10-5                         PAGE   4   OF   9   PAGES





ITEM 1. SECURITY AND ISSUER

         Securities acquired:  Common Stock, no par value

         Issuer:  Moneygram Payment Systems, Inc.
                  7401 W. Mansfield Avenue
                  Lakewood, Colorado 80235


ITEM 2. IDENTITY AND BACKGROUND

        (a) This Schedule is being filed jointly by Joel M. Greenblatt and Daniel L. Nir (hereinafter sometimes collectively referred to as the "Reporting Persons") in their capacities as controlling persons of the following entities:

     (i) Alfred Partners, L.L.C., a Delaware limited liability company ("Alfred LLC"); and

    (ii)Gotham Capital III, L.P., a Delaware limited partnership ("Gotham III").

         (b), (c) and (f) Each of the Reporting Persons and other entities described above has a business address of 100 Jericho Quadrangle, Suite 212, Jericho, New York 11753.

     Joel M. Greenblatt and Daniel L. Nir are each United States citizens residing in the State of New York whose principal occupations are as General Partners of Gotham III and Managing Members of Alfred LLC.

     Gotham III is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

     Alfred LLC is a privately owned Delaware limited liability company the principal business of which is to invest in securities and other financial instruments and to act as General Partner of Alfred Partners, L.P., an affiliate of Gotham III.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

     The  source  of the funds  used by each of  Messrs.  Greenblatt  and Nir to purchase securities of the Issuer on behalf of Gotham III and Alfred LLC was working capital and margin borrowing through Speer Leeds and Kellogg. The approximate aggregate amounts of funds of Gotham III and Alfred LLC used to purchase such securities were $10,536,104.68 and $4,627,963.28, respectively (exclusive of commissions and other expenses). The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and unrelated ongoing transactions in such accounts. Working capital was provided by capital contributions of partners and internally generated funds.








CUSIP NO. 608910-10-5                             PAGE   5   OF   9   PAGES




ITEM 4. PURPOSE OF THE TRANSACTION

     For each of the Reporting Persons, the purpose of the acquisition of securities of the Issuer is investment. Except as otherwise set forth below, neither of the Reporting Persons nor any of the entities controlled thereby have any current plans or proposals which would result in any of the following:

     1) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Persons;

     2)  any   extraordinary   corporate   transaction,   such   as  a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4)  any change in the present board of directors or managers of the Issuer;

     5) any material change in the present capitalization or dividend policy of the Issuer;

     6) any other material change in the Issuer's business or corporate structure;

     7)  any  change  in  the   Issuer's   charter,   by-laws   or   instruments
         corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8) causing a class of securities of the Issuer to be delisted from a national securities exchange;

     9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     10) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial  ownership by each of Joel M.  Greenblatt and Daniel
L. Nir of Common Stock of the Issuer as of the date hereof is as follows:


        No. of Shares Deemed                  Nature of Ownership                  Percentage of Class
      to be Beneficially Owned:               -------------------                  -------------------
      -------------------------

               493,900                The record ownership and                             3.0%
                                      economic  interest  in such shares is held
                                      by Alfred LLC. Messrs.  Greenblatt and Nir
                                      are  managing  members  of Alfred LLC and,
                                      therefore,  may be deemed to have indirect
                                      beneficial ownership of, and shared voting
                                      and  dispositive  power with  respect  to,
                                      such shares.







CUSIP NO. 608910-10-5                               PAGE   6   OF   9   PAGES






        No. of Shares Deemed                   Nature of Ownership                 Percentage of Class
      to be Beneficially Owned:                -------------------                 -------------------
      -------------------------
                                      The record ownership and                             6.7%
              1,121,600               economic interest in such shares
                                      is held by Gotham III.  Messrs.
                                      Greenblatt and Nir are general
                                      partners of Gotham III and,
                                      therefore, may be deemed to
                                      have indirect beneficial
                                      ownership of, and shared voting
                                      and dispositive power with
                                      respect to, such shares.

           ==============                                                            ===============
              1,615,500                                                                    9.7%


         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 1,615,500 shares (9.7%) of the Common Stock of the Issuer. Joel M. Greenblatt does not beneficially own any shares of Common Stock of the Issuer other than through his interests as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.

         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described above, Daniel L. Nir may be deemed to be the beneficial owner of 1,615,500 shares (9.7%) of the Common Stock of the Issuer. Daniel L. Nir does not beneficially own any shares of the Common Stock of Issuer other than through his interests as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 16,625,000 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-K for the fiscal year ended December 31, 1996.

         (b) Alfred LLC and Gotham III each have the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of Alfred LLC by its Managing Members and on behalf of Gotham III by either of its general partners. Both Joel M. Greenblatt and Daniel L. Nir are the general partners of Gotham III and the managing members of Alfred LLC. Therefore, Joel M. Greenblatt and Daniel
L. Nir may be deemed to each have shared voting and dispositive power over the 1,615,500 shares (9.7%) of the Common Stock of the Issuer beneficially owned in the aggregate by Gotham III and Alfred LLC.








CUSIP NO. 608910-10-5                             PAGE   7   OF   9   PAGES




         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market acquisitions):


     Date            No. of Shares       Price per Share            Total
     ----            -------------       ---------------            -----

    3/31/97              50,000              8.1250               $406,250.00
    4/1/97              175,300              8.9535             $1,569,548.50
    4/2/97              105,800              9.4317               $997,873.86
    4/2/97              155,000              9.4556             $1,465,618.00
    4/3/97              306,200              9.1205             $2,792.697.10
    4/3/97               12,500              9.1250               $114,062.50
    4/4/97              423,000              9.1288             $3,861,482.40
    4/8/97               17,700              9.6059               $170,024.43
    4/10/97             100,000              10.1250            $1,012,500.00
    4/10/97             150,000              10.0416            $1,506,240.00
    4/10/97              47,200              10.6647              $503,373.84
    4/11/97              52,800              10.4526              $551,897.28
    4/11/97              20,000              10.6250              $212,500.00


       (d) Not Applicable.

       (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing








CUSIP NO. 608910-10-5                             PAGE   8   OF   9   PAGES





After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Joel M. Greenblatt
                                            -------------------------
                                            Joel M. Greenblatt


                                            /s/ Daniel L. Nir
                                            -------------------------
                                            Daniel L. Nir


Date: April 14, 1997







CUSIP NO. 608910-10-5                                PAGE   9   OF   9   PAGES





                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                         MONEYGRAM PAYMENT SYSTEMS, INC.
                           COMMON STOCK, NO PAR VALUE



         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 14th day of April, 1997.



                                                     /s/ Daniel L. Nir
                                                     --------------------------
                                                     Daniel L. Nir


                                                     /s/ Joel M. Greenblatt
                                                     --------------------------
                                                     Joel M. Greenblatt